TSX, NYSE: AKG

PHASE 2 EXPANSION PLAN FOR ASANKO GOLD MINE SIGNIFICANTLY ENHANCES PROJECT ECONOMICS

Vancouver, British Columbia, May 14, 2015 – Asanko Gold Inc. (“Asanko” or the “Company”) (TSX, NYSE MKT: AKG) is pleased to announce the results of the Phase 2 expansion Pre-Feasibility Study (“PFS”) which combines the Phase 1 Obotan project, currently under construction, with the Esaase project as Phase 2 of the Asanko Gold Mine (“AGM” or the “Project”) in Ghana. The expanded project delivers enhanced project economics with superior IRRs, US$147 million in NPV savings, low operating costs and strong cash flow generation against the previously envisaged standalone projects by leveraging off the infrastructure and organizational capability being put in place for Phase 1.

The Phase 2 expansion will integrate the Esaase deposit with the Phase 1 Obotan project to create one large, multi-pit mine producing an average of 411,000 ounces of gold over a 10.5 year Life of Mine (“LoM”) from 2018.  The ore will be mined and crushed at Esaase and then conveyed to a central processing facility at Obotan. The processing facility will be expanded with a 5 million tonnes per annum (“Mtpa”) flotation plant which will be built alongside the Phase 1 3Mtpa Carbon-in-Leach (“CIL”) plant. In addition the annual throughput of the Phase 1 CIL plant will be upgraded and increased to 3.8Mtpa by adding two extra CIL tanks to allow for the blending of oxide ores from Esaase with feed from the Phase 1 pits.

The combined project, at an assumed US$1,300 per ounce gold price, yields a 27% after-tax internal rate of return (“IRR”) with a net present value (“NPV”) of US$770 million at a 5% discount rate.

Asanko Gold Mine Key Metrics

(US$1,300 gold price)	Phase 1 In Construction	Phase 2 Expansion	AGM (Phases 1 & 2)
Reserves	2.5Moz @ 2.15g/t	2.7Moz @ 1.41g/t	5.2Moz @ 1.68g/t
Processing Capacity (Mtpa)	3.0	5.8	8.8
Production (steady state avg/yr)	190,000oz from 2016	221,000oz	411,000oz from 2018
Life of Mine Production Ounces	2,335,889	2,359,057	4,694,949
Life of Mine (years)	12.4	10.5	12.5
AISC (US$ per ounce)	781	-	798
Capital Cost (US$ million)	295	270	565
NPV5% (US$ million)	412	358*	770
IRR% (after tax)	26	30*	27

* Not modelled separately but calculated from differential cash flows.

Robust project economics:

AGM (Phases 1 & 2)	NPV (5%) US$ (millions)	After Tax IRR (%)	2018 – 2021 After-Tax FCF (US$ millions)	LoM After-Tax FCF (US$ millions)
Downside Case - US$1,150/oz	476	20	702	1,343
Study Basis - US$1,300/oz	770	27	848	1,739
Upside Case - US$1,500/oz	1,149	36	1,043	2,276

Note: Post-tax project NPV & IRR over Life of Mine basis 1 July 2014. After-tax free cash flow (“FCF”) includes royalties.

Commenting on the PFS, Asanko’s President & CEO Peter Breese said: “The outcomes from the Phase 2 expansion study have exceeded our expectations and will deliver significant value to our shareholders.

At the time of the merger with PMI Gold in December 2013 we estimated that up to US$100 million in NPV synergies (based on US$1,400 per ounce gold price) could be achieved by developing the assets in a phased approach and leveraging off shared infrastructure and overheads. We have been able to increase those expected NPV synergies to over US$147 million even though we have used a lower gold price of US$1,300 per ounce.

The incremental value and returns of Phase 2 further enhance what was an already robust project and will result in the Asanko Gold Mine becoming one of the largest gold mining operations in Africa with lowest quartile all-in sustaining costs. This highly competitive cost base, which includes corporate overheads, has always been a key driver in our development strategy.

In addition, the expansion of the processing facility to integrate the Phase 2 flotation plant with the Phase 1 CIL plant will give the Asanko Gold Mine total operating flexibility to handle all the different types of orebodies that are currently within the mine plan as well as give us flexibility to fully optimize near mine deposits that may be discovered in the future.”

Synergies and Savings

A total of US$147 million has been identified in NPV savings, US$92 million in LoM synergies compared to the standalone development option for Esaase, with a further US$55 million of savings in corporate overheads, which have already been achieved following the merger with PMI Gold.

The integration of the 5Mtpa flotation plant at Obotan realizes a capital saving of US$80 million when compared to the standalone Esaase plant and associated infrastructure (May 2013 Pre-Feasibility Study announcement), which is comprised of:

•

Process Plant: The process plant design and therefore all the major equipment remains the same, however there are some savings in electrical reticulation, water supply and fire suppressions systems where the expanded plant can leverage off the infrastructure in place for Phase 1. Combined capital savings in the process plant equates to US$4 million;

•

Infrastructure: A significant saving of US$64 million in infrastructure will be realized. These savings include a shared and expanded tailings storage facility (US$23 million), utilization of the current power supply line being constructed for Phase 1 (US$7 million), buildings such as workshops and offices (US$7 million), civils works and plant terraces (US$7 million) and savings in construction accommodation and facilities (US$9 million).  This saving includes approximately US$10 million in front end materials handling which is required to facilitate the ore handling flexibility and enable the cross feeding of any ore source to either plant; and

•

Indirect Costs: Capital saving in camp costs, additional vehicles, reductions in crop compensation etc. accounts for a further US$12 million.

An overland conveyor has been chosen as the ore transport method with a low operating cost of US$0.71 per tonne. The conveyor represents the most optimal method when compared to the various other options that were reviewed including trucking, rail or piping. Although the capital cost of the conveyor is significant, this is more than offset by the other savings that have been achieved, as well as its low operating costs, providing a net capital saving of US$17 million compared to the standalone 2013 PFS for Esaase. A full breakdown of the capital cost estimate for Phase 2 is detailed in Table 7 of the Executive Summary.

A number of operating cost savings will also be achieved through the incremental development of Esaase which, combined with the overland conveyor, will place the Asanko Gold Mine in the industry’s lowest cost quartile with All-in-Sustaining Costs (“AISC”) of US$798 per ounce.  These include:

•

Shared mine overheads

•

Integrated processing of Obotan and Esaase ores that realize recovery and/or cost benefits

•

Shared corporate overhead over a larger number of production ounces

Figure:  NPV Build-up of Phase 2 Expansion

1,200
1,000
800
600
400
200
-
US$m
25.9%
Phase 2 incremental IRR of 30%
27.3%
413
265
678
92
770
Obotan
Esaase incremental (rebase)
Esaase + Obotan
Synergies
Asanko Gold Mine
NPV stated at 5% discount rate

Next Steps

The Phase 2 study will be advanced to a full Definitive Feasibility Study (“DFS”), which will also seek to optimize the mining operations by more efficiently sequencing the six open pit deposits into one integrated mining schedule, as well as process synergies and optimizations.  The DFS will commence during Q2 2015, with an investment decision planned for Q2 2016.

Construction Schedule

The Phase 2 expansion will take approximately 18 months to build, with production from Esaase targeted to come on stream in Q1 2018. This timetable is predicated on a positive investment decision from the Board in Q2 2016. The decision on whether to proceed on this timetable will be subject to a number of factors including the prevailing gold price and a suitable funding solution for the Phase 2 capital expenditure.

Phase 2 Funding

The Phase 2 capital requirements are expected to be funded from internal cash flows and a planned refinancing of the existing debt facility. The cash flow profile of the expanded project allows for a significant amount of further debt to be raised while maintaining a conservative debt service coverage ratio. The existing funding package from RK Mine Finance has very flexible terms and will allow for a cost-effective re-financing. Asanko expects to engage in discussions with its existing lender and other potential funding providers in H2 2015 with a view to having a funding solution substantially agreed by the time the DFS is published.

The Phase 2 PFS will be published as a NI 43-101 compliant Technical Report and will be filed on SEDAR at www.sedar.com on or before June 26, 2015. This will replace the May 2013 Esaase PFS.

A detailed Phase 2 technical presentation is available on the Company’s website at: www.asanko.com.

Enquiries:

For further information please visit: www.asanko.com, email: info@asanko.com or contact:

Alex Buck, Manager – Investor Relations Toll-Free (N.America): 1-855-246-7341 Telephone: +44-7932-740-452 Email: alex.buck@asanko.com	Wayne Drier - Executive, Corporate Development Telephone: +1-778-729-0614 Email: wayne.drier@asanko.com

About Asanko Gold Inc.

Asanko’s vision is to become a mid-tier gold mining company that maximizes value for all its stakeholders. The Company’s flagship project is the multi-million ounce Asanko Gold Mine located in Ghana, West Africa.  The mine is being developed in phases. Phase 1 is fully financed, permitted and under construction.  First gold is expected in Q1 2016, with steady state production of 190,000 ounces per annum in Q2 2016.

Asanko is managed by highly skilled and successful technical, operational and financial professionals. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.

TSX, NYSE: AKG

ASANKO GOLD MINE PHASE 2 EXPANSION PRE-FEASIBILITY STUDY RESULTS

EXECUTIVE SUMMARY

Introduction

The Asanko Gold Mine (“AGM” or the “Project”) consists of six known open pit deposits over a 25km trend and is located in Ghana, West Africa (Figure 1). It is wholly-owned by Asanko Gold, with a 10% free carried interest held by the Government of Ghana, which becomes effective when production commences.

Development Strategy

The Company envisions developing the AGM in two phases.  Phase 1 is based on the November 2014 Definitive Project Plan (“DPP”) and is fully financed, permitted and under construction.  Phase 1 is targeting steady-state production, averaging 190,000 ounces per year, by Q2 2016.  Ore will be mined from the main pit at Nkran, along with feed from satellite pits at Adubiaso, Abore, Asuadai and Dynamite Hill, and processed via a 3Mtpa CIL plant.

The Company has completed a Pre-Feasibility Study (the “May 2015 AGM PFS”) outlining the expansion of the processing facilities to include a 5Mtpa flotation plant and bringing the Esaase pit into the mine plan as Phase 2 of the Asanko Gold Mine construction.  The Phase 2 expansion envisions one large, multi-pit mine producing an average of 411,000 ounces of gold over a 10.5 year LoM from 2018.

The Company engaged DRA Mineral Projects (“DRA”) to manage the May 2015 AGM PFS. DRA are currently building Phase 1 of the Project on an EPCM basis.

Figure 1. Project Location

Mineral Resources

The AGM Mineral Resources are divided between the Obotan deposits (Nkran, Adubiaso, Abore, Dynamite Hill & Asuadai deposits) for which a 0.8 g/t cut-off was used, and the Esaase deposit for which a 0.6 g/t cut-

off was used. The estimation for all the deposits forming the AGM were compiled by Charles J. Muller, of CJM Consulting. The Phase 1 Obotan deposit estimation was completed in September 2014 whilst the Esaase estimation was completed in September 2012.

Table 1: Asanko Gold Mine Global Resource Estimate

Deposit	Measured			Indicated			Total (M&I)			Inferred
	Tonnes (millions)	Grade (g/t)	Oz (millions)	Tonnes (millions)	Grade (g/t)	Oz (millions)	Tonnes (millions)	Grade (g/t)	Oz (millions)	Tonnes (millions)	Grade (g/t)	Oz (millions)
Nkran	13.24	2.55	1.09	25.80	2.23	1.85	39.04	2.34	2.94	7.06	2.34	0.53
Abore	1.61	1.70	0.09	3.37	1.63	0.18	4.98	1.65	0.27	6.59	1.65	0.35
Adubiaso	0.73	2.60	0.06	1.40	2.04	0.09	2.13	2.23	0.15	0.20	2.27	0.02
Dynamite Hill	0.00	0.00	0.00	1.84	1.86	0.11	1.84	1.86	0.11	0.52	1.51	0.03
Asuadai	0.00	0.00	0.00	1.64	1.34	0.07	1.64	1.34	0.07	1.25	1.61	0.06
Phase 1 Total	15.58	2.47	1.24	34.05	2.10	2.30	49.63	2.22	3.54	15.62	1.96	0.99
Esaase	23.38	1.49	1.12	71.25	1.44	3.28	94.63	1.45	4.40	33.59	1.40	1.51
Total	38.96	1.88	2.36	105.30	1.65	5.58	144.26	1.71	7.94	49.21	1.58	2.50

Notes: Due to rounding differences some M&I totals may not add exactly with the Measured and Indicated figures.

Asanko Gold Mine Mineral Reserve Statement

As a result of the positive economic outcomes of the May 2015 AGM PFS, a portion of the Company’s Mineral Resources for Esaase have been upgraded to Mineral Reserves. The Mineral Reserves have been restated assuming a US$1,300 per ounce gold price (previously assumed US$1,400 per ounce gold price) and include revised modifying factors when compared to the Mineral Reserves from the standalone Esaase PFS published in May 2013.  The combination of these changes has resulted in an increase in the Esaase Mineral Reserves of 0.3 million ounces.

Table 2: 2015 Updated Mineral Reserve Statement

1.1 Deposit	Proven			Probable			Total P&P
1.2	Tonnes (millions)	Grade (g/t)	Oz (millions)	Tonnes (millions)	Grade (g/t)	Oz (millions)	Tonnes (millions)	Grade (g/t)	Oz (millions)
1.3 Nkran	13.5	2.32	1.00	17.7	2.12	1.20	31.2	2.21	2.20
1.4 Adubiaso	0.9	2.23	0.06	0.9	1.90	0.05	1.8	2.07	0.11
Abore	1.2	1.69	0.06	0.9	1.87	0.05	2.1	1.77	0.11
1.5 Asuadai	0.0	0.00	0.00	0.5	1.26	0.02	0.5	1.26	0.02
1.6 Dynamite Hill	0.0	0.00	0.00	1.1	1.88	0.07	1.1	1.88	0.07
Phase 1 Total	15.5	2.26	1.13	21.0	2.07	1.39	36.7	2.15	2.52
1.7 Esaase	22.5	1.40	1.01	37.9	1.42	1.72	60.3	1.41	2.73
1.8 Total	38.0	1.75	2.14	58.9	1.64	3.11	97.0	1.68	5.25

Notes: A 'Mineral Reserve' is the economically mineable part of a Measured or Indicated Mineral Resource, demonstrated by at least a Preliminary Feasibility Study. It includes diluting materials and allowances for losses that may occur when the material is mined. DRA is of the opinion that the classification of Mineral Reserves as reported herein meets the definitions of Proven and Probable Mineral Reserves as stated by the CIM Definition Standards (2005). Measured and Indicated Mineral Resources that are not Mineral Reserves have not demonstrated economic viability.  Inferred Mineral Resources are excluded from the Mineral Reserve Estimate. All figures are rounded to reflect appropriate levels of confidence. Apparent differences may occur due to rounding.

Mining Operations

A Phase 1 LoM schedule was developed to supply a 3Mtpa mill feed rate from the Nkran pit and the four satellite deposits.  A mining contractor has been established on site and is currently carrying out pre-stripping activity at the Nkran pit.  It is anticipated that a mining contractor will be used for all ore and waste mining activities.

The deposits will all be mined utilizing a conventional truck and shovel method. Grade control drilling together with onsite laboratory facilities will be used to delineate the ore from the waste.  Ore and waste will be drilled and blasted, then loaded and hauled to either the run-of-mine (“ROM”) pad or direct tip into the crushing facility from the Nkran deposit.  For the satellite deposits - Adubiaso, Dynamite Hill, Abore and Asuadai – ore will be placed on pit rim stockpiles or on waste rock storage facility with haul trucks.  A fleet of contracted road trucks will be utilized to haul ore from the respective pit rim stockpiles to the ROM stockpile.

Ore from Esaase will be primary and secondary crushed to a particle size -90 mm at Esaase and then transferred to the expanded central processing facility on an industry standard, troughed overland conveyor.  The conveyor corridor will be secured with high security fencing and motion sensors and will be monitored on a continuous basis.  Extensive studies were completed on the optimal ore transfer methodology which included trade-off studies that reviewed rail, pumping and road transport in addition to the selected conveyor option. Esaase waste material will be hauled to the two allocated waste rock dump positions to the West and South of the Esaase pit.

AGM Mine Plan

Pre-stripping operations are currently underway at the Nkran pit with a total of 21.7 million tonnes (“Mt”) of waste to be stripped in 2015 ahead of ore mining beginning in Q4 2015.  During the first year of production in 2016, ore will be mined primarily from the Nkran pit, resulting in a feed grade to the mill of 2.15 g/t gold.  The Esaase pit will be brought into production in Q1 2018 with feed being blended over the 12.5 year mine life and augmented by the four satellite pits.

Life of mine it is estimated that 94.0Mt of ore and 405.5Mt of waste (excluding the Nkran pre-strip) will be mined, resulting in a LoM strip ratio of 4.3:1.

Table 3: PFS Mine Plan (un-optimized) for AGM Phases 1 & 2

Years 2015 – 2021

	2015	2016	2017	2018	2019	2020	2021	2022
Obotan Pits
Ore mined (‘000t)	230	3,704	3,123	3,319	3,000	2,951	2,850	3,001
Grade mined (g/t)	2.44	2.15	2.22	2.15	2.30	2.28	2.23	2.20
Waste (‘000t)	19,761	21,254	21,928	21,152	20,993	23,179	22,754	18,147
Esaase Pit
Ore mined (‘000t)	-	-	2,500	5,003	5,846	6,842	5,303	6,003
Grade mined (g/t)	-	-	1.33	1.56	1.70	1.48	1.33	1.24
Waste (‘000t)	-	-	5,276	10,699	18,820	22,413	24,138	26,243
Combined
Ore mined (‘000t)	230	3,704	5,623	8,321	8,846	9,793	8,154	9,004
Grade mined (g/t)	2.44	2.15	1.82	1.80	1.91	1.72	1.64	1.56
Waste (‘000t)	19,761	21,254	27,205	31,850	39,813	45,591	46,892	44,390
Strip ratio (w:o)	86.05	5.74	4.84	3.83	4.50	4.66	5.75	4.93
Plant feed (‘000t)	0.00	3.00	3.40	8.15	8.23	8.60	8.80	8.80
Feed grade (g/t)	0.00	2.15	1.85	1.97	1.92	1.68	1.73	1.37
Recovery (%)	0.0%	88.1%	90.9%	89.6%	90.7%	89.8%	91.0%	90.1%
Gold produced (oz)	0	182,428	183,658	460,817	461,502	416,285	446,365	349,190

Years 2023 - 2028

	2023	2024	2025	2026	2027	2028	LoM Total
Obotan Pits
Ore mined (‘000t)	3,001	3,001	3,000	3,001	2,325	0	36,505
Grade mined (g/t)	2.15	1.93	1.94	2.08	2.12	0.00	2.15
Waste (‘000t)	8,484	9,761	4,619	1,863	889	0	194,784
Esaase Pit
Ore mined (‘000t)	5,359	4,597	4,356	4,910	5,000	1,988	57,707
Grade mined (g/t)	1.49	1.21	1.24	1.25	1.37	2.29	1.43
Waste (‘000t)	29,235	30,904	31,067	21,777	8,034	1,900	230,506
Combined
Ore mined (‘000t)	8,360	7,597	7,357	7,910	7,325	1,988	94,212
Grade mined (g/t)	1.73	1.50	1.53	1.56	1.61	2.29	1.71
Waste (‘000t)	37,719	40,665	35,686	23,641	8,923	1,900	425,289
Strip ratio (w:o)	4.51	5.35	4.85	2.99	1.22	0.96	4.51
Plant feed (‘000t)	8,774	8,000	8,000	8,000	7,325	4,519	94,212
Feed grade (g/t)	1.63	1.57	1.58	1.56	1.66	2.26	1.71
Recovery (%)	91.7%	89.8%	89.8%	91.7%	92.2%	96.6%	91.0%
Gold produced (oz)	419,931	385,298	389,780	387,983	395,090	216,621	4,694,949

Figure 2: PFS Ore Mine Plan (un-optimized) for Asanko Gold Mine

Life of Mine Source Tonnages

Mined Tonnages (Mt)
60.0
50.0
40.0
30.0
20.0
10.0
0.0
6.00
5.00
4.00
3.00
2.00
1.00
-

	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028
Esaase (Waste)	0.0	0.0	5.3	10.7	18.8	22.4	24.1	26.2	29.2	30.9	31.1	21.8	8.0	1.9
Obotan (Waste)	19.8	21.3	21.9	21.2	21.0	23.2	22.8	18.1	8.5	9.8	4.6	1.9	0.9	0.0
Esaase (Ore)	0.0	0.0	2.5	5.0	5.8	6.8	5.3	6.0	5.4	4.6	4.4	4.9	5.0	2.0
Obotan (Ore)	0.2	3.7	3.1	3.3	3.0	3.0	2.9	3.0	3.0	3.0	3.0	3.0	2.3	0.0
Strip Ratio	-	5.74	4.84	3.83	4.50	4.66	5.75	4.93	4.51	5.35	4.85	2.99	1.22	0.96

Processing

The Phase 1 processing plant is currently under construction and approximately 48% complete.  The design is based on a typical single stage crushing, SAG, ball milling circuit (SABC) and CIL flow sheet.  It includes single stage jaw crushing with reclaim from a live stockpile and open circuit SAG mill, feeding cyclones that in turn operate in a closed circuit with a ball mill.  A pebble crusher will receive scats from the SAG mill, crush them and return them to the SAG for further grinding.  The hydrocyclones will achieve the final product size of P80 106 μm.  A gravity circuit will be utilized to treat a portion of the cyclone underflow stream to recover coarse free gold, around 40%, from the recirculating load.  The milled product will gravitate to a trash screen before entering a pre-leach thickener followed by a conditioning tank.

A seven stage CIL circuit will be used to leach and adsorb gold from the milled ore onto activated carbon.  An AARL elution circuit will be used to recover gold from loaded carbon.  Cyanide in the CIL tailings will be detoxified using the SO2 / Air method.  The detoxified tailings are then pumped to the Tailings Storage Facility (“TSF”).

This process flow sheet is well known in the industry, and is relatively low risk as it was proven as a successful processing route for the Nkran ores during Resolute Mining Ltd operations from 1998 to 2002.

The Phase 2 expansion project will expand the central processing facility with the addition of a 5Mtpa ball mill, gravity concentrator followed by a flotation circuit. The concentrate from the float circuit at a mass pull of +/-10% will be reground and then transferred to a new CIL circuit for leaching and then final gold production.

Phase 2 further makes provision for the opportunity to optimize feed material streams to either the flotation or whole ore leach circuit via interlinking conveyors between the respective mill feed circuits.  In doing this, there is an opportunity to optimize recoveries and operating costs depending on the ore types being mined. The milling circuits could be operated at different grinds to facilitate maximum liberation and therefore optimum value add.

The relatively soft, easy milling oxide ores from Esaase can be blended into the Phase 1 CIL circuit allowing the tonnage throughput to be increased to 3.8Mtpa. These oxide ores also give improved recovery through the CIL circuit compared to the flotation plant. In the construction of the Phase 1 CIL circuit the civil work has been done to allow two additional CIL tanks to be added to the circuit to ensure that the residence time is maintained at the higher throughput. All the other equipment is sized to handle the additional tonnage.

In addition, testwork has shown that similar recoveries can be achieved by processing the Nkran fresh ore through the flotation circuit at potentially lower operating cost. Additional testwork is planned during the DFS to optimize the economic benefits of this scenario.

Having the two milling circuits in the same location will also allow any new, near-mine geological exploration discoveries to be processed under optimal economic conditions.

The final tailings from Phase 1 and Phase 2 will report to a common TSF. The TSF currently being constructed to service Phase 1 is designed to hold all the tailings from both phases for the life of the operations. Services and infrastructure between Phase 1 and 2 will be shared as far as possible.

Figure 3: Phase 1 Process Flow Sheet – 3Mtpa CIL Plant

ROM
Primary Crushing
Stockpile
Pebble Crushing
SAG Mill
Ball Mill
Gravity Concentration
GRG Dissolution
Pre-Leach Thickener
Pre-Leach & Carbon In Leach
Cyanide Detoxification
Return Water to Plant
TSF
Loaded Carbon
Elution
Electrowinning
Gold Room
Gold Bullion

Figure 4: Phase 2 Process Flow Sheet – Addition of 5Mtpa Flotation Plant

ROM
Oxide
Crushing
(Hybrid)
Sulphide
Crushing
(Jaw)
2° Crushing
Stockpile
Mill
1° Gravity
Concentration
GRG Dissolution
Discharge to
Environment
Arsenic
Precipitation
Solids Filter
RO
Plant
Brine
Flotation
Pre-Leach
Thickener
2° Gravity
Concentration
Regrind Mill
Cyanide
Detoxification
Excess
Water
Carbon In Leach
Combined TSF
Elution
Electrowinning
Gold Room
Loaded Carbon
Gold Bullion

Table 4: LoM Process Plant Discounted Recoveries

Composite	Phase 1 DPP	AGM (Phases 1& 2)
Ore sourced from Obotan
Oxide	94.8%	90.7%
Transitional	95.1%	91.1%
Fresh	93.8%	93.0%
Ore sourced from Esaase
Oxide	-	89.8%
Transitional	-	87.0%
Fresh	-	92.4%
LoM Blend Recovery	93.9%	91.7%
LoM Blend Discounted Recovery	92.6%	90.9%

Table 5: LoM Process Plant Operating Costs

LoM US$/t milled	Phase 1 DPP	AGM (Phases 1& 2)
Labour	0.7	0.3
Power	6.5	5.2
Reagents & other consumables	4.4	4.9
Other	1.9	1.2
Total	13.40	11.70

Power

Phase 1

Asanko is in final negotiations to sign a definitive power purchase agreement (“PPA”) with an independent power producer, Genser Energy Ghana Limited (“Genser”) in Q2 2015. Under the proposed terms of the PPA agreement, a 20MW heavy-fuel ICE power plant will be built adjacent to the AGM site and supply 18MW of power to Phase 1 on a fixed-price, life of mine contract.  The contracted rates are in line with the rates budgeted for Phase 1 operations in the DPP, published in November 2014.

The Company is also installing a 161kV power line to connect to the grid.  Under the PPA, Genser will have the ability to utilize the power line to sell excess power into the grid or to supply power through the grid from their coal-fired power plant located at the Chirano mine site (owned by Kinross Gold).

Phase 2

Approximately 20MW of additional power will be required for the Phase 2 expansion, resulting in a total of power requirement of approximately 40MW at the mine site. This incremental power for the expansion is expected to be sourced either from an expansion of the proposed Phase 1 dedicated power generation facility on site, or via the 161kV power line at similar rates to the DPP.

Capital Costs

Phase 1

The initial capital cost of the mine, process plant and associated infrastructure for Phase 1 is estimated at US$295 million (Table 6). The cost is inclusive of all infrastructure and indirect costs required for the Project including allowances for contingencies and estimating inaccuracies of 8.3% in aggregate (amounting to $22.75 million).  At this time, approximately US$78 million of the capital has been spent for Phase 1 with an additional US$144 million committed and the Project is forecast to be completed on budget.

Table 6: Capital Costs – Phase 1

Description	US$ million
Process plant	85
Mining (pre-production costs)	71
Power infrastructure	18
Buildings, offices and accommodation	12
TSF, WRD, ROM, water supply, civil works	23
CSR, owners team, G&A	47
EPCM	16
Sub total	272
Contingency & estimating inaccuracies	23
Total	295

The incremental capital cost of the mine, process plant and associated infrastructure for Phase 2 is estimated at US$270 million. The cost is inclusive of all additional infrastructure and indirect costs required.

Table 7: Capital Costs – Phase 2

Description	US$ million
Front End materials handling	30
Overland conveyor	62
Process plant	83
Infrastructure	30
Indirect costs	38
Contingencies	27
Total	270

Operating costs

The average cash operating cost for the AGM (Phases 1 and 2) is estimated at US$670 per ounce (Table 8). Estimated ASIC are US$798 per ounce, which places the AGM in the lowest quartile of industry costs. These costs are based on the treatment of 8.8Mtpa of ore producing an average 411,000 ounces of gold per annum and are inclusive of corporate overheads and interest on debt*.

Operating costs were developed in conjunction with the project design criteria, process flow sheet, mass and water balance, mechanical and electrical equipment lists, currently contracted mining costs and in-country labour cost data. The cash operating costs are defined as the direct operating costs including contract mining, processing, tailings storage, water treatment, general and administrative and refining costs

Table 8: Cash Operating Costs at US$1,300/oz

US$/oz	Phase 1	AGM (Phases 1&2)
Ore mining	348	368
Processing	210	243
General and administrative	83	55
Refining	4	4
Cash Operating Costs	645	670
Royalties	65	68
Sustaining and deferred capex	19	23
On-Site All-in sustaining costs	729	761
Corporate Overhead	35	24
Interest on Phase 1 Project Debt	17	7
Interest on Phase 2 Debt*	-	6
All-in sustaining costs	781	798

Note: The costs detailed above are calculated for the purpose of this report in real terms with no material change in the key profitability projected for the LoM period.

*Assumes a further US$170 million in debt on same terms and conditions as current facility for illustrative purposes only

Annual Cash Flows

The forecasted annual cash flows, based on a US$1,300/oz gold price and after taxes and applicable royalties, are laid out below.

Table 9: Asanko Gold Mine Annual cash flows

		LoM	2015	2016	2017	2018	2019	2020
Tonnes milled	‘000t	94,212	-	3,000	3,400	8,150	8,225	8,600
Head grade	g / t	1.71	-	2.15	1.85	1.97	1.92	1.68
Recovery	%	90.9%	0.0%	88.1%	90.9%	89.5%	90.7%	89.8%
Production	ounces	4,694,949	-	182,428	183,658	460,817	461,502	416,285
Net cash flow	US$ millions	1,311	(186.4)	(93.4)	(19.0)	275.0	217.6	173.9

		2021	2022	2023	2024	2025	2026	2027	2028
Tonnes milled	‘000t	8,800	8,802	8,774	8,473	8,498	8,398	8,000	3,092
Head grade	g / t	1.73	1.37	1.63	1.57	1.58	1.56	1.66	2.26
Recovery	%	91.2%	90.0%	91.6%	89.9%	90.1%	91.9%	92.4%	96.6%
Production	ounces	446,364	349,190	419,931	385,298	389,780	387,983	395,090	216,620
Net cash flow	US$ millions	182.0	78.9	149.4	104.1	107.6	120.0	157.8	136.7

Key Sensitivities

A range of Project sensitivities have been evaluated to assess their impact on the base case numbers included in the financial model. The significant financial sensitivities identified were discount rate and gold price (Table 10).

Table 10: Key Sensitivities

	NPVs at various Discount Rates (US$M)
Price US$ Gold/oz	3%	5%	6%	7%	8%	IRR
1,100	497	378	328	282	241	17.34%
1,200	725	574	510	452	399	22.57%
1,300	952	770	692	621	557	27.33%
1,400	1,180	965	873	790	714	31.73%
1,500	1,407	1,160	1,054	958	871	35.89%
1,600	1,634	1,355	1,235	1,127	1,029	39.87%

Other significant sensitivities, identified as installation capital, operating costs, feed grade, taxation and process recovery were evaluated and presented as a tornado plot (Table 11).

Table 11: Tornado Plot of Various Parameters

	Flex	Positive Case	Negative Case
Process recovery	1%	13,094	(13,094)
Taxation	2.5%	28,934	(28,934)
Discount	1%	86,537	(78,132)
Feed grade	1%	11,909	(11,909)
Selling price	US$100	195,131	(195,484)
Operating cost	3%	44,936	(44,887)
Capex	10%	36,590	(36,686)

Employment

Phase 1 of the Project will employ approximately 660 employees, including contractors, to operate the mine. Currently during the construction of Phase 1, there are over 1,500 personnel working on the Project site.

The Company is closely engaged with all local stakeholders and has implemented a number of vocational training schemes in the local communities aimed at developing the capabilities of the local youth in employable skills to support the construction and operation stages of the Project.

Phase 2 of the Project will employ an additional 350 employees during operations, including contractors, which will bring the total workforce of the AGM to approximately 1,000 people.  The majority of the workforce will be sourced from local communities and elsewhere in Ghana, which has a highly trained workforce due to a mature gold mining industry.

Resettlement and Community Engagement

A portion of the Nkran village, consisting of 88 building structures, will be relocated ahead of commencing ore mining operations for Phase 1. The construction of the new dwellings for this resettlement is well underway and expected to be complete by the end of Q3 2015.

Phase 2 mining activities will impact certain communities in close proximity to the Esaase pit. These communities have been engaged through earlier studies on the Essase standalone PFS. The Company will continue detailed stakeholder engagement as part of the DFS.

Permitting

In November 2012, the Company received mining leases on the Abore, Abirem and Adubea prospecting licences. The mining leases have been granted for different periods, with the Abore lease expiring on November 1, 2017, the Abirem lease expiring on March 27, 2026, and the Adubea lease due to expire on November 1, 2018. All leases are renewable under the terms of the Minerals and Mining Act, 2006. In conjunction with the formal issue of the mining leases, the Company also received a key water discharge permit which will allow the commencement of dewatering operations of the Nkran and Adubiaso pits.

In November 2013, the Company received the Environmental Permit from the Environmental Protection Agency (“EPA”) in Ghana and the Mine Operating Permit from the Mines Inspectorate in Ghana for Phase 1 of the Project.  The Company has, or has applied for renewal, of all necessary major permits required to proceed with the construction of Phase 1 of the Project.

The Phase 1 Environmental Permit incorporates the requirement for limited backfilling of the smaller satellite pits, relocation planning for potentially affected dwellings, cyanide detoxification of discharge water and installation of a tailings dam liner.  These items are all incorporated and allowed for in the Phase 1 capital cost estimate.

The Company continues to advance the permitting required to mine Dynamite Hill in 2015.  It is expected that a modification to the existing Mining Permit will be required and applications are in the process of being filed.

The Company received the Environmental Invoice (the "Invoice") and Water Use Permits for the Esaase deposit from the relevant Ghanaian Regulatory Authorities in March 2014. The Invoice, issued by the EPA, through its Technical Review Committee, is a pre-cursor to receiving the final Environmental Permit. Asanko has now finalized its Environmental Impact Statement (“EIS”) to incorporate the comments of the Invoice and submitted it to the EPA for final permitting, which will occur in due course.  Following the receipt of the Invoice from the EPA, Asanko applied for and received a temporary mining permit for Esaase.

The Esaase EIS will now be amended to exclude the processing facility and the tailings storage facility at Esaase and resubmitted to the EPA for approval.  This is expected to occur in Q4 2015.

The conveyor route will require an environmental permit and an operating permit. An EIS will commence shortly and is expected to be completed by Q4 2015.

The Phase 1 EIS will be amended to include the expansion of the processing facility to accommodate a 5Mtpa flotation plant and the deposition of Esaase tailings at the current TSF.  This is expected to be submitted to the EPA for approval in Q4 2015.

Project Schedule

Phase 1 is on schedule to produce first gold in Q1 2016 with steady state production by Q2 2016.  The Phase 2 expansion study will be advanced to a full DFS, which will also seek to optimize the mining operations by more efficiently sequencing the six open pit deposits into one integrated mining schedule, as well as process synergies and optimizations.  The DFS will commence during Q2 2015, with an investment decision planned for Q2 2016.  If a positive investment decision is made at that time, steady-state production of over 411,000 ounces per annum is projected in 2018 for a 10 year period.

Notes:

1.

Cash costs are mining, processing, site G&A and bullion refining. AISC are as per the World Gold Council definition including cash costs plus royalties, sustaining capital, corporate overhead and interest on debt financing used to build the Project.

2.

The combined Phase 1 and 2 plant process flow sheets is depicted below:

Qualified Person Statements

The MRE for the Phase 1 (comprising the Nkran, Adubiaso, Abore, Dynamite Hill and Asuadai deposits) and Phase 2 (comprising the Esaase deposit) resources were all prepared by Charles J. Muller, B.Sc. Geology (Hons), PR.Sci.Nat., MGSSA, a Director of CJM Consulting Pty Ltd. (“CJM”) of Johannesburg, South Africa.  The MRE is reported in accordance with Canadian National Instrument 43-101 requirements and the South African Code of Reporting of Exploration Results (SAMREC), which is consistent with the CIM Estimation Best Practice Guidelines in Canada.  Mr. Muller has reviewed and approved the technical content of this news release.   Benjamin Gelber P.Geo. Exploration Manager for Asanko, a qualified person with respect to NI 43-101, has supervised the scientific or technical information for the AGM project.

The Reserve Statement for the Phase 1 (comprising the Nkran, Adubiaso, Abore, Dynamite Hill and Asuadai deposits) were all prepared by Thomas Obiri-Yeboah, B.Sc. Mining Engineering (Hons), PR.Eng, a Senior Mining Engineer of DRA Projects Pty Ltd. (“DRA”) of Johannesburg, South Africa.  The reserve is reported in accordance with Canadian National Instrument 43-101 requirements, which is consistent with the CIM Estimation Best Practice Guidelines in Canada.  Mr. Obiri-Yeboah has reviewed and approved the technical content of this news release.

The information in this release that relates to the Process is based on information compiled by Mr Glenn Bezuidenhout, who is a Metallurgist and a Fellow of the South African Institute of Mining and Metallurgy. Mr Bezuidenhout is a Director of DRA Mineral Projects. Mr Bezuidenhout has sufficient experience which is relevant to the style of mineralization and type of deposit under consideration and to the activity which he is undertaking to qualify and is a "Qualified Person" under National Instrument 43-101 - 'Standards of Disclosure for Mineral Projects'. Mr Bezuidenhout has reviewed and approved the technical content of this news release.

The information in this release that relates to the economic assessment is based on financial models compiled by Mr John Stanbury of CRESCO Project Finance. John has acquired the qualifications of BSc (Eng), BProc, LLB and MBA and has been a member of senior management in a number of mining companies across various industries. Mr Stanbury has sufficient experience to prepare the financial sections as disclosed in this release based on the relevant technical inputs provided by other competent persons. Mr Stanbury consents to the inclusion of such financial information in this release in the form and context in which it appears.

Forward-Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note to US Investors Regarding Mineral Reporting Standards:

Asanko has prepared its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of US securities laws. Terms relating to mineral resources in this press release are defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves.  The Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  Asanko uses certain terms, such as, “measured mineral resources”, “indicated mineral resources”, “inferred mineral resources” and “probable mineral reserves”, that the SEC does not recognize (these terms may be used in this press release and are included in the public filings of Asanko which have been filed with securities commissions or similar authorities in Canada).